Exhibit 99.1

American Battery Materials, Inc. Releases New Technical
Report Summary on its Lisbon Valley Lithium Project

GREENWICH, Conn., June 9, 2023 -- American Battery Materials, Inc. (OTC Pink: BLTH) (“ABM”, the “Company”), an environmentally responsible minerals exploration and development company focused on direct lithium extraction (DLE) and other critical minerals for the global energy transition, today announced the release of a new Technical Report Summary focused on ABM’s Lisbon Valley Project, located in San Juan County, Utah.

Technical Report Highlights:

-	There are substantial indications that lithium mineralization occurs beneath the subject property.

-	Direct Lithium Extraction (DLE) remains a viable methodology for the property site in exploration and processing.

-	ABM claims are currently in good standing according to Bureau of Land Management (BLM) records.

-	ABM’s target deposit model is similar in substantially all respects to that of Anson Resources Limited, an Australian-based company focused on lithium exploration in the Paradox Basin, which is located 50 miles northwest of ABM’s claim block.

“This latest technical report summary highlights the scope of the opportunity and the progress we are making towards direct lithium extraction related to our Lisbon Valley Project,” said Sebastian Lux, Co-CEO of ABM. “We enter the next phase of development with all key indicators pointing strongly in the right direction and look forward to our upcoming test drilling to drive further technical validation,” added Lux.

The effective date of the Report is May 15, 2023, and was authored by Bradley C. Peek MSc., CPG with Peek Consulting, Inc., to document the progress on the property. The 74 page Report has been written in accordance with the U. S. Securities and Exchange Commission’s Subpart 1300 of Regulation S-K for a Technical Report Summary, and can be viewed here: https://docsend.com/view/h9px3qvkn3emebhy.

Summary Highlights from American Battery Materials, Inc. May 15, 2023, Technical Report

-	The Lisbon Lithium Project property consists of 120 placer mining claims staked on U. S. Government land administered by the U. S. Bureau of Land Management. All 120 claims are in good standing with the BLM.

-	From the ABM Technical Report author’s review of the data, it is believed that there is a substantial indication that lithium mineralization in brines occurs beneath the subject property. The existing evidence is based on ABM’s well log analysis as well as a substantial number of other studies with lithium analyses from the Paradox Basin.

-	It is anticipated that the target grades and tonnages for the Lisbon Lithium Project will be similar to those reported by Anson, i.e., approximately one billion tonnes of brine at +100 ppm Li for a potential one million tonnes of LCE. There is also substantial evidence that other valuable minerals besides lithium, such as potassium, magnesium, calcium chloride, iodine, bromine, and boron, may be recoverable from the brines, as well.

-	The Company has identified an appraisal and development program for its claims that is proprietary. This information will be disclosed in an advanced technical report after the appraisal wells are drilled and individual zones are identified and fully evaluated. ABM has retained a third-party consulting firm to assist with drilling, completion, and review of test results for the two appraisal wells.

ABOUT AMERICAN BATTERY MATERIALS, INC.

American Battery Materials, Inc., (OTC Pink: BLTH), is a US-based environmentally responsible critical minerals exploration and development company focused on direct lithium extraction (DLE) as well as other minerals for refining, processing, and distribution to support the country’s urgent critical minerals need to bolster long-term energy transition and the electrification of the US domestic and global economy.  For more information, visit www.americanbatterymaterials.com.

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Corporate Presentation: ”Extracting American Lithium”

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and which are based on the Company’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including but not limited to statements regarding the potential benefits of the name change; the Company’s ability to develop and commercialize its mineral rights; the Company’s planned research and development efforts; and, other matters regarding the Company’s business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words "may", "will", "could", "would", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "project", "potential", "continue", "ongoing", or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties, and other factors include, without limitation, the important risk factors described more fully in our reports and other documents filed with the Securities and Exchange Commission (“the SEC”), including under (i) “Part I, Item 1A. Risk Factors”, in our Annual Report on Form 10-K for the year-ending December 31, 2022, filed with the SEC on April 21, 2023; and (ii) subsequent filings. Undue reliance should not be placed on the forward-looking statements in this news release, which are based on information available to us on the date hereof. The Company does not undertake any duty to update or revise forward-looking statements except as required by federal securities laws. Any distribution of this news release after the date hereof is not intended and should not be construed as updating or confirming such information.

More information:

American Battery Materials, Inc.
Investor Relations

Email: ir@americanbatterymaterials.com
Tel: (800) 998-7962

or

MZ Group

Michael Kim

(737) 289-0835

michael.kim@mzgroup.us